INVESTOR COMMUNICATIONS

This is a standard email to investors:

>>>>
The fastest way to catch people up before a meeting is the video!
>>>>
Key Materials:
1. The App in action - *Video, user story, and quick walkthrough*

Watch 👉 https://www.acquireinvest.com

2. Official Website 👉 https://www.acquireinvest.com
(Investor/user facing product site coming)

3. Introduction Deck
public.acquireinvest.com
Pass: acquireinvest

4. Narrative introduction
Story.acquireinvest.com
Pass: acquireinvest

SAFE Terms - SEED Round Open
*Standard Y-Combinator investment contract with beneficial IRS section 1202 stock clarification
clause*
— Docu-sign provided on request —
- 15m valuation cap
- 15% discount rate
- 50k min for individuals
- 100k min for entities

INTRO:
Acquire is a clean, simple, easy to use mobile first investment app, platform, and service
company for issuers, Retail and Accredited investors alike. Acquire offers a built in sector
specific for portal private placement investment markets (i.e. individual industry specific
issuance + Alternative Trading Systems). Acquire's product-market fit is aligned with many of
todays finance 2.0 evolutions, apps such as Robinhood, Acorns, Titan, and Coinbase, etc… and
fills a gap in your portfolio for growth + alternative investments. This is the next evolution of
investment products! Users are craving new and opportunity rich alternative investments like
never before and Acquires mission is to re-define personal investing!

Exclusively our users gain access to investing and trading of top level curated assets, and
uniquely can Invest along side of industry insiders and leaders like never before. Users

experience all this within the app. invest, trade and engage with others like you on a whole new level!

Acquire aims to provide a targeted selection of widely traded "tokenized" ETF vehicles to the users as an internal and alternative place for their capital through our strategic partnerships.

Hidden under the hood, the secret-sauce to our Smart-Share powered assets, is in the next evolution of financial technology; Unique compliance focused blockchain tech... creating automated, globally compliant market of assets in over 180 jurisdictions that are immensely more efficient.
Better, faster, cheaper, easier and just plain accessible!

Listed assets will range from Communications, Real Estate and Energy deals to Healthcare, Media, Sports and Entertainment projects, etc... bottom line "We are providing the tech and the venue to migrate these incredible traditional financial assets from their currently 40+ year old technology and vehicles, to a efficient, and cost saving future proof FinTech Vehicle. This vehicle can simultaneously unlock new pools of capital and liquidity like nothing before it! "

The assets users will have access to are exciting high growth or income driven Private Placement asset deals who's total addressable market value sits over $70T, compared to total global public markets, at about $44T. This is a huge opportunity specifically for Acquire's solution and market approach to capitalize on.

"In time, everything will be tokenized.
Through the years, technological innovations have improved our markets through increased competition, lower barriers to entry and decreased costs for market participants." —**Jay Clayton, Former Chairman of the SEC** - *U.S. Securities and Exchange Commission - Article Link*

For presentation or further Investment docs: Email: brian@acquireinvest.com

Here is the typical email and materials we send prior to an investment meeting or after an initial introduction.

Key Materials:
1. The App in action - *Video, user story, and quick walkthrough*
Watch 👉 https://www.acquireinvest.com

2. Official Website 👉 https://www.acquireinvest.com
(Investor/user facing product site coming)

3. Introduction Deck
public.acquireinvest.com
Pass: acquireinvest

4. Narrative introduction
Story.acquireinvest.com
Pass: acquireinvest

SAFE Terms - SEED Round Open
Standard Y-Combinator investment contract with beneficial IRS section 1202 stock clarification clause
— Docu-sign provided on request —

- 15m valuation cap
- 15% discount rate
- 50k min for individuals
- 100k min for entities

Elevator:
Acquire is a clean, simple, easy to use mobile first investment app, platform, and service company for issuers, Retail and Accredited investors alike. Acquire offers a built in sector specific for portal private placement investment markets (i.e. individual industry specific issuance + Alternative Trading Systems). Acquire's product-market fit is aligned with many of todays finance 2.0 evolutions, apps such as Robinhood, Acorns, Titan, and Coinbase, etc... and fills a gap in your portfolio for growth + alternative investments. This is the next evolution of investment products! Users are craving new and opportunity rich alternative investments like never before and Acquires mission is to re-define personal investing!

Exclusively our users gain access to investing and trading of top level curated assets from Communications, Real Estate and Energy deals to Healthcare, Media, Sports and Entertainment projects, etc... uniquely users can invest along side of industry insiders and leaders like never before.

Users experience all this within the app. invest, trade and engage with others like you on a whole new level!

Hidden under the hood, the secret-sauce to our Smart-Share powered assets, is in the next evolution of financial technology; Unique compliance focused blockchain tech... creating automated, globally compliant markets of assets in over 180 global jurisdictions that are immensely more efficient.

Better, faster, cheaper, easier and just plain accessible!

"In time, everything will be tokenized.
Through the years, technological innovations have improved our markets through increased competition, lower barriers to entry and decreased costs for market participants." —**Jay Clayton, Former Chairman of the SEC** - *U.S. Securities and Exchange Commission - Article Link*

For presentation or further investment docs: Email: brian@acquireinvest.com

Blogs

https://medium.com/acquire-invest/acquire-nft-access-card-announcement-13fb5a75363b



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   